MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                January 10, 2006

                                                            WRITER'S DIRECT LINE
                                                               (212) 838-5030

Mail Room 6010
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Tom Jones

      Re:   Infinite Group, Inc. (the "Company")
            Revised Preliminary Proxy Materials
            Filed December 23, 2005
            File No. 0-21816

Dear Sirs & Mesdames

      This letter responds to the Staff's comment letter dated December 12, 2005 regarding the above referenced Preliminary Proxy Materials. For ease of reference, the Staff's enquiries have been incorporated in this letter and precede our responses.

      If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or John Hui of this firm at 212-838-8599.

Proposal No. 3, page 12

1. Please reconcile your disclosure regarding 75,000 shares in response to prior comment 1 with the numbers in the table on page 11. Ensure that your response to prior comment 1 addresses all commitments to issue shares of common stock. For each commitment to issue shares in excess of the number currently authorized, provide all disclosure required by Schedule 14A as if shareholders were being asked to approve the commitment.

      The table on page 11 has been revised to (i) include footnote disclosure providing further detail of the 75,000 shares issuable upon exercise of outstanding warrants granted to a service provider and (ii) reclassify 65,000 shares issuable upon exercise of non-qualified options as options issued pursuant to Equity Compensation Plans Approved by Security Holders. These were previously designated on the table, in error, as non-qualified options granted to service providers. Further, additional disclosure with respect to the 75,000 shares underlying outstanding warrants has been provided in the second paragraph of Proposal No. 3, on page 13.

      In addition, other than the commitment to issue shares underlying options granted under the Company's 2005 Stock Option Plan, the details of which are disclosed in Proposal No. 2, the commitment to issue shares of the Company's Common Stock under all other Company equity compensation plans have been approved by stockholders.

Securities and Exchange Commission
January 10, 2006
Page 2 of 3


2.    Please refer to prior comment 2. Please disclose the following:
      o     Specific information regarding the date of issuance, and
      o     Reasons for issuing the notes.

Proposal No. 3 has been revised to provide the dates of issuance of the notes and to provide addition details about their issuance.

3. Please refer to the seventh bullet of prior comment 2. Please clarify the relationship, if any, between Infinite Group and Hampton Holdings LLC. Also, identify the natural person who beneficially owns the securities held in the name of Hampton Holdings.

      Supplementally, we advise you that the sole member of Northwest Hampton Holdings, LLC is James Villa, an individual. He is also the sole member of Intelligent Consulting, LLC ("ICC"), a consulting firm which provided consulting services to the Company. The Company has contracted with ICC on a month to month basis beginning in 2003. The consulting services provided by ICC have included:

      o developing new business strategies that led to our disposal of all of our former businesses and to implementing our current business plans;

      o     identifying  corporate  acquisitions  and analyzing  such  potential
            acquisitions  including  transaction   structure,   economic  terms,
            management structure, and due diligence;

      o developing and implementing our business plans for TouchThru(TM) and biometric applications including product strategy, product hardware and software development, marketing and sales strategy, and personnel staffing;

      o     developing   and   implementing   improvements   to  our  technology
            infrastructure such as our web site and our internally used hardware and software technologies; and

      o specific projects as directed by our President to assist us in developing and implementing our business plans and other corporate matters.

4. Please quantify the number of shares issuable from a proposed conversion that may result in a change in control.

      On page 14 of the revised proxy statement, the Company has provided disclosure that, as of December 31, 2005, the conversion of the aggregate principal and accrued interest of the convertible notes (i) would result in the holders owning an aggregate of 18,758,020 or 49.2% of the then issued and outstanding shares of the Company's Common Stock, and (ii) may result in a change in control.

Securities and Exchange Commission
January 10, 2006
Page 3 of 3


Compensation of Directors and Executive Officers, page 17

5.    Please update this section for the fiscal year ended December 31, 2005.

      This section has been revised as requested.

      The Company is anxious to finalize this proxy statement for mailing to its stockholders. Accordingly, we would appreciate receiving the Staff's feedback at its earliest convenience.

                                            Very truly yours,


                                            /s/ Kenneth S. Rose
                                            -------------------
                                            Kenneth S. Rose

[FAX COVER Correspondence]
    January 26, 2006


Tom:

Per our conversation, attached are pages 11 and 14 of the Infinite Proxy. As discussed the 1,776,600 in the table on page 14 was changed to 1,777,600 to correspond to the footing in the equity compensation table on page 11. As a result, no further changes were necessitated on page 15.

We appreciate your assistance to date and look forward to receiving the staff's clearance so the company can effect its mailing. Thank you in advance for your continued assistance.

Please do not hesitate to call me at 212-838-5030 or John Hui at 212-838-8599 if you have any questions or need any further information. Thank you.